EXHIBIT 99.7

[HAWORTH LOGO]

News Release

FOR IMMEDIATE RELEASE

Contact:	Kristine Vernier, Haworth Inc. 616.393.3936 kristine.vernier@haworth.com

Haworth Acquisition Corp. takes up SMED common shares

HOLLAND, Mich. - March 8, 2000 - Haworth Acquisition Corp. ("Haworth") today announced that 8,381,871 common shares of SMED International Inc. ("SMED"), representing 97.8 percent of SMED's outstanding common shares, on a diluted basis, had been deposited and taken up, as of to 8 p.m. (Calgary time) Tuesday, March 7, 2000. Haworth said all of the conditions of its Offer have been satisfied.

Each SMED share tendered was purchased for Cdn. $24.00 cash.

Montreal Trust Company of Canada, the Depository under the Haworth Offer, will forward the cash payments to SMED shareholders who have tendered, commencing Friday, March, 10, 2000.

As Haworth has acquired more than 90 percent of the outstanding SMED shares, Haworth intends to acquire all of the remaining SMED shares pursuant to the compulsory acquisition provisions set forth in the Business Corporations Act (Alberta) (the "BCA"). The requisite acquisition notice under the BCA will be issued shortly by Haworth.

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www.haworth.com      www.smednet.com

Haworth Inc. is a world-leading designer, manufacturer and marketer of office furniture and seating with 1999 sales of $1.58 billion. Based in Holland, Michigan, Haworth operates in more than 120 countries worldwide and employs approximately 14,000 members.

SMED International Inc. is a leading developer, manufacturer and marketer of office interiors and related products, trademarked "Constructive SolutionsTM" with calendar 1999 sales of Cdn$248 million. Based in Calgary, Alberta, SMED has installed product in over 40 countries, and employs 2,200 people.